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                                                                    Exhibit 99.4

                           Harken Energy Corporation

                             Shares of Common Stock

                           Offered Pursuant to Rights

                        Distributed to Security Holders

                          of Harken Energy Corporation

_________________, 2002

To Securities Dealers, Commercial Banks,
     Trust Companies and Other Nominees:

         This letter is being distributed to securities dealers, commercial banks, trust companies and other nominees in connection with the rights offering (the "Rights Offering") by Harken Energy Corporation (the "Company") of shares of its Common Stock (as such term is defined below), pursuant to non-transferable subscription rights (the "Rights") distributed to all holders of record (collectively, the "Recordholders") of shares of its common stock, par value $0.01 per share (the "Common Stock"), and shares of its Series G1 preferred stock and shares of its Series G2 preferred stock (collectively, the "Preferred Stock") at the close of business on ______________, 2002 (the "Record Date"). The Rights are described in the Company's prospectus dated _______________, 2002 (the "Prospectus").

         In the Rights Offering, the Company is offering an aggregate of 95,238,096 shares of its Common Stock, as described in the Prospectus.

         The Rights will expire, if not exercised, at 5:00 p.m., New York City time, on ______________, 2002, unless extended in the sole discretion of the Company (as it may be extended, the "Expiration Date").

         Each subscription right will entitle the holder to purchase the number of shares of Common Stock equal to $10 million, divided by the Subscription Price, divided by ______________, the number of shares of common stock outstanding plus the number of shares of common stock issuable upon conversion of the Series G1 preferred stock, and Series G2 preferred stock, on the Record Date (the "Subscription Right"). The Subscription Price for the subscription rights will equal 70% of the current market price of the common stock. The Company will determine the current market price of the common stock by averaging the closing price of the common stock on the American Stock Exchange for the five (5) trading days immediately preceding the commencement of the offering, except the current market price will be no greater than $0.50 per share or less than $0.15 per share.

         Lyford Investments Enterprises Ltd., a creditor of the Company, has agreed to act as a standby underwriter in the offering and will purchase any and all shares not subscribed for by other stockholders.

         The Rights are evidenced by a non-transferable Rights certificate (a "Rights Certificate") registered in your name or the name of your nominee. Each beneficial owner of shares of Common Stock registered in your name or the name of your nominee is entitled to one Right for each share of Common Stock owned by such beneficial owner as of the close of business on the Record Date (or in the case of the Preferred Stock, one Right for each share of Common Stock issuable upon conversion).

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         We are asking persons who hold shares of Common Stock beneficially and who have received the Rights distributable with respect to those shares through a broker, dealer, commercial bank, trust company or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, we are asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

         All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Rights will be for the account of the holder of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

Enclosed are copies of the following documents:

         1.   Prospectus;

         2. Instructions as to Use of Harken Energy Corporation Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Harken Energy Corporation and Guidelines for Request for Taxpayer Identification Number and Certification on Substitute Form W-9);

         3. A form of letter that may be sent to your clients for whose accounts you hold shares of Common Stock registered in your name or the name of your nominee, with an attached form of instruction;

         4. Notice of Guaranteed Delivery for Rights Certificates Issued by Harken Energy Corporation; and

         5. A return envelope addressed to American Stock Transfer & Trust Company, the Subscription Agent.

         Your prompt action is requested. To exercise Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures), with payment of the Subscription Price in full for each share of Common Stock subscribed for, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price prior to 5:00 p.m., New York City time, on the Expiration Date. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Date will expire.

         Additional copies of the enclosed materials may be obtained from the Subscription Agent. The Subscription Agent's telephone number is (718) 921-8237.

                       Very truly yours,


                       HARKEN ENERGY CORPORATION

Nothing in this prospectus or in the enclosed documents shall constitute you or any person as an agent of Harken Energy Corporation, the Subscription Agent or any other person making or deemed to be making offers of the securities issuable upon valid exercise of the rights, or authorize

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you or any other person to make any statements on behalf of any of them with respect to the offering except for statements made in the prospectus.

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